

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 31, 2016

<u>Via E-mail</u>
Charles D. Boynton
Executive Vice President and Chief Financial Officer
SunPower Corporation
77 Rio Robles
San Jose, California 95134

      Re: **SunPower Corporation**
              Form 10-K for Fiscal Year Ended January 3, 2016
              Filed February 19, 2016
              File No. 001-34166

Dear Mr. Boynton:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery